Exhibit 4.1
DESCRIPTION OF SECURITIES

Ordinary Shares
Share Capital
Perimeter Solutions, SA (“PSSA”) a public company limited by shares (société anonyme) was incorporated on June 21, 2021 by EverArc Holdings Limited (“EverArc”), with an initial share capital of $40,000, represented by 40,000 PSSA ordinary shares with a nominal value of $1.00 per share (“PSSA Ordinary Shares”).
PSSA’s share capital is set at $4,100,000,000, divided into 4,000,000,000 PSSA Ordinary Shares and 10,000,000 PSSA preferred shares with a nominal value of $10.00 per share (“PSSA Preferred Shares”). A shareholder in a Luxembourg société anonyme holding fully paid up shares is not liable, solely because of his, her or its shareholder status, for additional payments to PSSA or its creditors. As of April 14, 2022, there were 163,234,542 PSSA Ordinary Shares outstanding and 10,000,000 PSSA Preferred Shares outstanding.
Share Issuances
Pursuant to Luxembourg law, the issuance of PSSA Ordinary Shares requires approval by the shareholders at the time of an extraordinary general meeting of the shareholders to be held before a notary in the Grand Duchy of Luxembourg (subject to necessary quorum and majority requirements). The shareholders may approve an authorized capital and authorize the board of directors, for a period up to 5 years, to increase the share capital in one or several tranches with or without share premium, against payment in cash or in kind, by conversion of claims on PSSA or in any other manner for any reason whatsoever including (i) issue subscription and/or conversion rights in relation to new shares or instruments within the limits of the authorized capital under the terms and conditions of warrants (which may be separate or linked to shares, bonds, notes or similar instruments issued by PSSA), convertible bonds, notes or similar instruments; (ii) determine the place and date of the issue or successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new shares and instruments and (iii) remove or limit the statutory preferential subscription right of the shareholders in case of issue against payment in cash or shares, warrants (which may be separate or attached to shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments up to the maximum amount of such authorized capital for a maximum period of five years after the date that the minutes of the relevant general meeting approving such authorization are published in the Luxembourg official gazette (Recueil Electronique des Sociétés, “RESA”). The shareholders may amend, renew (each time for a period up to 5 years) or extend such authorized capital and such authorization to the board of directors to increase the share capital and issue ordinary shares.
In addition, the general meeting of shareholders may authorize the board of directors to make an allotment of existing or newly issued shares without consideration to (a) employees of PSSA or certain categories amongst those; (b) employees of companies or economic interest grouping in which PSSA holds directly or indirectly at least ten per cent (10%) of the share capital or voting rights; (c) employees of companies or economic interest grouping which holds directly or indirectly at least ten per cent (10%) of the share capital or voting rights of PSSA; (d) employees of companies or economic interest grouping in which at least fifty per cent (50%) of the share capital or voting rights is held directly or indirectly by a company which holds directly or indirectly at least fifty per cent (50%) of the share capital of PSSA; and (e) members of the corporate bodies of PSSA or of the companies or economic interest grouping listed in point (b) to (d) above or certain categories amongst those, for a maximum period of five years after the date that the minutes of the relevant general meeting approving such authorization are published in the Luxembourg RESA.
PSSA recognizes only one holder per ordinary share. In case an ordinary share is owned by several persons, they shall appoint a single representative who shall represent them in respect of PSSA. PSSA has the right to suspend the exercise of all rights attached to that share, except for relevant information rights, until such representative has been appointed.

Upon the consummation of the transactions contemplated by that certain Business Combination Agreement dated June 15, 2021 between PSSA, EverArc, SK Invictus Intermediate S.à r.l., SK Invictus Holdings S.à r.l., and verArc (BVI) Merger Sub Limited (the “Business Combination”), the board of directors will resolve on the issuance of PSSA Ordinary Shares out of the authorized capital (capital autorisé) in accordance with applicable law. The board of directors also resolves on the applicable procedures and timelines to which such issuance will be subjected. If the proposal of the board of directors to issue new PSSA Ordinary Shares exceeds the limits of PSSA’s authorized share capital, the board of directors must then convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for the purpose of increasing the issued share capital. Such meeting will be subject to the quorum and majority requirements required for amending the articles of association. If the capital call proposed by the board of directors consists of an increase in the shareholders’ commitments, the board of directors must convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the shareholders.
Preemptive Rights
Under Luxembourg law, existing shareholders benefit from a preemptive subscription right on the issuance of ordinary shares for cash consideration. However, PSSA’s shareholders have, in accordance with Luxembourg law, authorized the board of directors to suppress, waive, or limit any preemptive subscription rights of shareholders provided by law to the extent that the board of directors deems such suppression, waiver, or limitation advisable for any issuance or issuances of ordinary shares within the scope of PSSA’s authorized share capital. The general meeting of shareholders duly convened to consider an amendment to the articles of association also may, by two-thirds majority vote, limit, waive, or cancel such preemptive rights or renew, amend or extend them, in each case for a period not to exceed five years. Such ordinary shares may be issued above, at, or below market value, and, following a certain procedure, even below the nominal value or below the accounting par value per ordinary share. The ordinary shares also may be issued by way of incorporation of available reserves, including share premium.
Share Repurchases
PSSA cannot subscribe for its own ordinary shares. PSSA may, however, repurchase issued ordinary shares or have another person repurchase issued ordinary shares for its account, subject to the following conditions:
•prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:
•the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be repurchased;
•the duration of the period for which the authorization is given, which may not exceed five years;
•in the case of repurchase for consideration, the minimum and maximum consideration per share, provided that the prior authorization shall not apply in the case of ordinary shares acquired by either PSSA, or by a person acting in his or her own name on its behalf, for the distribution thereof to its staff or to the staff of a company with which it is in a control relationship;
•only fully paid-up ordinary shares may be repurchased; and
•the voting and dividend rights attached to the repurchased shares will be suspended as long as the repurchased ordinary shares are held by PSSA; and the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting at which all the shareholders were present or represented. In addition, listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to PSSA’s shareholders.
The board of directors approved a proposal to submit to the shareholders of the Company a share repurchase program (the “Share Repurchase Program”) whereby the board of directors is empowered to purchase outstanding PSSA Ordinary Shares within certain limits. The Share Repurchase Program shall be subject to Luxembourg law and provide for equal treatment for shareholders. The term of authorization to the board of directors will be five (5) years. The maximum number of PSSA Ordinary Shares authorized to be repurchased will be up to twenty-five percent (25%) of PSSA Ordinary Shares outstanding as of the date of shareholder approval. PSSA Ordinary Shares are eligible for purchase at a minimum price of one dollar ($1.00) per share and a maximum price of one hundred dollars ($100.00) per share. The purchase volumes will be subject to daily volume restrictions per SEC regulations.
In addition, pursuant to Luxembourg law, PSSA may directly or indirectly repurchase ordinary shares by resolution of its board of directors without the prior approval of the general meeting of shareholders if such repurchase is deemed by the board of directors to be necessary to prevent serious and imminent harm to PSSA, or if the acquisition of ordinary shares has been made with the intent of distribution to its employees and/or the employees of any entity having a controlling relationship with it (i.e., its subsidiaries or controlling shareholder) or in any of the circumstances listed in article 430-16 of the 1915 Law.
Preferred Shares
As long as the PSSA Preferred Shares are in issue and outstanding, no shares ranking pari passu or senior to the PSSA Preferred Shares shall be issued by PSSA, other than additional PSSA Preferred Shares or other equity securities interest issued with the consent of a majority of holders of the PSSA Preferred Shares.
Each PSSA Preferred Share is entitled to a Preferential Dividend amounting to the applicable Regular Dividend Rate of its nominal value (i.e. $10.00 per share). The Preferential Dividend shall be paid each year within 3 business days following each Preferential Dividend Payment Date. On each Preferential Dividend Payment Date, 40% of the Preferential Dividend for such year (or 50% of the Preferential Dividend for such year if PSSA paid a dividend on the PSSA Ordinary Shares during period since the payment of the last Preferential Dividend Payment Date) shall be paid in cash and the remainder of the Preferential Dividend shall be paid in kind, unless PSSA elects to pay any additional portion of the Preferential Dividend in cash; provided, that, (x) PSSA shall not be required to pay any portion of such annual Preferential Dividends in cash on a Preferential Dividend Payment Date to the extent that PSSA or its subsidiaries are prohibited from paying such portion of the annual Preferential Dividend in cash under either (i) the Senior Credit Agreement or (ii) the Bridge Loan/Secured Notes, and (y) in the event that PSSA or its subsidiaries are so prohibited from paying all or a portion of such Preferential Dividends in cash as described in the foregoing clause (x), PSSA shall pay the maximum amount not prohibited by the Senior Credit Agreement or the Bridge Loan/Secured Notes in cash. If PSSA fails to pay any portion of the cash portion of the Preferential Dividend for any reason in a given year by the Preferential Dividend Payment Date (including due to clause (x) of the immediately preceding sentence), then (i) the Preferential Dividend rate for such year (i.e. the year in which PSSA fails to pay any portion of the cash portion of the Preferential Dividend Payment), but not necessarily the subsequent year, will increase to the Increased Dividend Rate and (ii) the Preferential Dividend Rate for the following year will be reset at the Regular Dividend Rate and will be subject to increase to the Increased Dividend Rate for such year (but not necessarily the subsequent year) if PSSA fails to pay any portion of the cash portion of the Preferential Dividend Payment by the Preferential Dividend Payment Date for such year.
PSSA may redeem the PSSA Preferred Shares at any time prior to the earliest of (i) six months following the latest maturity date of the Senior Credit Agreement and Bridge Loan/Secured Notes, (ii) nine years after the date of issuance of the PSSA Preferred Shares or (iii) upon the occurrence of a Change of Control (as defined in PSSA’s articles of association) (the “Defined Maturity Date”) at PSSA’s sole option. The redemption price per share would be equal to the nominal value of the PSSA Preferred Shares plus any accrued and unpaid Preferential Dividend, if any. If PSSA fails to redeem the PSSA Preferred Shares at the Defined Maturity Date, the Preferential Dividend rate will permanently increase to the interest rate currently being paid (whether default or not) under the Senior Credit Agreement plus 10%.
As long as PSSA Preferred Shares are issued and outstanding, PSSA and its subsidiaries shall not (a) enter into a credit agreement (except to the extent related to the issuance of senior secured notes as contemplated by the Bridge Loan/Secured Notes) or (b) amend the Senior Credit Agreement, in each case, in a manner that would adversely affect the redemption rights of the PSSA Preferred Shares by extending the maturity date under such credit facility beyond the defined maturity date or increase the restrictions on PSSA’s ability to pay the cash portion of Preferential Dividends without the consent of holders owning a majority of the PSSA Preferred Shares. If, in any year, PSSA fails to make any portion of the cash portion of any Preferential Dividend by the Preferential Dividend Payment Date, then, during the following year, PSSA may not, without the consent of the holders of a majority of the outstanding PSSA Preferred Shares, pay a cash dividend on the PSSA Ordinary Shares until such time as PSSA has paid the cash portion of the Preferential Dividend Payment for such following year (which cash portion of the Preferential Dividend Payment may be paid by PSSA in advance of the Preferential Dividend Payment Date for, and at any time during, such following year); for the avoidance of doubt, the restrictions set forth in this sentence shall not apply to any non-pro rata purchase, repurchase or redemption of any equity securities of PSSA or any of its subsidiaries. As long as PSSA Preferred Shares are issued and outstanding, during the occurrence and continuance of a default by PSSA to pay any Preferential Dividend (for the avoidance of doubt, the payment of any cash portion of the Preferential Dividend in kind in accordance with the terms of PSSA’s articles of association shall not constitute a default by PSSA), the approval of holders owning a majority of the outstanding PSSA Preferred Shares shall be required (i) for the declaration of dividends to the benefit of all other categories of PSSA shares issued and outstanding and (ii) for the purchase, repurchase or redemption of any equity securities of PSSA or any of its subsidiaries (other than pursuant to equity incentive agreements with employees).
PSSA Preferred Shares are not entitled to vote, save for the matters provided for by Luxembourg law, including any amendment, alteration or change to the rights attached to the PSSA Preferred Shares in a manner adverse to the PSSA Preferred Shares for which the consent of holders owning a majority of the PSSA Preferred Shares will be required.
PSSA Preferred Shares, being non-voting shares, shall not be included for the calculation of the quorum and majority at each general meeting of PSSA, save for the matters provided for by Luxembourg law and in the relevant provisions of the articles of association of PSSA.
In case of liquidation of PSSA, after payment of all the debts of and charges against PSSA and of the expenses of liquidation, the holders of PSSA Preferred Shares, if any, shall be entitled to a preferential right to repayment of the nominal value of the PSSA Preferred Shares plus any accrued but unpaid Preferential Dividends before repayment of the nominal value of the PSSA Ordinary Shares.
The rights attached to the PSSA Preferred Shares under PSSA’s articles of association shall not be amended in a manner adverse to the PSSA Preferred Shares without the consent of holders owning a majority of the PSSA Preferred Shares.
Voting Rights
Each PSSA Ordinary Share entitles the holder thereof to one vote. Neither Luxembourg law nor PSSA’s articles of association contain any restrictions as to the voting of PSSA Ordinary Shares by non-Luxembourg residents. The 1915 Law distinguishes general meetings of shareholders and extraordinary general meetings of shareholders with respect to quorum and majority requirements.
Meetings
Ordinary General Meeting
At an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. Abstentions are not considered “votes.”
Extraordinary General Meeting
Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital, (ii) a limitation or exclusion of preemptive rights, (iii) approval of a statutory merger or de-merger (scission), (iv) PSSA’s dissolution and liquidation opening, (v) any and all amendments to PSSA’s articles of association and (vi) change of nationality. Pursuant to PSSA’s articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least one half of PSSA’s issued share capital unless otherwise mandatorily required by law. If the said quorum is not present, a second meeting may be convened, for which the 1915 Law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting, except otherwise provided by law, by at least a two-thirds majority of the votes validly cast on such resolution by shareholders. Abstentions are not considered “votes.”

Annual Shareholders Meetings
An annual general meeting of shareholders shall be held in the Grand Duchy of Luxembourg within six months of the end of the preceding financial year, except for the first annual general meeting of shareholders which may be held within 18 months from incorporation.
Warrants
In connection with the consummation of the Business Combination, PSSA entered into the PSSA Warrant Instrument with Computershare Inc., as warrant agent (the “Warrant Agent”) to, among other things, assume EverArc’s obligations under the existing EverArc Warrant Instrument. Pursuant to the PSSA Warrant Instrument, PSSA assumed, and agreed to pay, perform, satisfy and discharge in full, all of EverArc’s liabilities and obligations under the EverArc Warrant Instrument arising from and after the Merger Effective Time.
Each PSSA Warrant is exercisable in multiples of four to purchase one whole PSSA Ordinary Share. The exercise price is $12.00 per PSSA Ordinary Share, subject to adjustment as described in the PSSA Warrant Instrument. A PSSA Warrant may be exercised at any time prior to 5:00 p.m., New York time on the earlier to occur of: (x) the date that is three (3) years after the date on which the Business Combination is completed or (y) such earlier date as determined by the PSSA Warrant Instrument provided that if such day is not a trading day, the trading day immediately following such day, unless earlier redeemed in accordance with the terms of the PSSA Warrant Instrument as described below.
Redemptions of Warrants
Pursuant to the PSSA Warrant Instrument, the PSSA Warrants may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, and (iv) if, and only if, the reported last sale price of the PSSA Ordinary Shares equals or exceeds $18.00 per share for any 10 consecutive trading days.
Dividends
From the annual net profits of PSSA, at least 5% shall each year be allocated to the reserve required by applicable laws (the “Legal Reserve”). That allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of the share capital of PSSA. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders, each PSSA Ordinary Share entitling to the same proportion in such distributions.
The board of directors may resolve that PSSA pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the 1915 Law and PSSA’s articles of association, which includes, inter alia, a supervisory/statutory auditor report (as applicable). The board of directors shall set the amount and the date of payment of the interim dividend.
Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and PSSA’s articles of association. In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his, her or its respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to PSSA’s accounts.
Exclusive Forum
PSSA’s articles of association provide that unless PSSA consents in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any action asserting a claim arising under the Securities Act of 1933 (“Securities Act”). The Securities Act forum provision is not intended by PSSA to limit the forum available to its shareholders for actions or proceedings asserting claims arising under the Exchange Act. The validity and enforceability of such exclusive forum clause cannot be confirmed under Luxembourg law. If a court were to find the exclusive forum clause to be inapplicable or unenforceable in an action, PSSA may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results and financial condition.